

September 21, 2021

Duncan Peyton
Chief Executive Officer
4D pharma plc
5th Floor, 9 Bond Court
Leeds
LS1 2JZ
United Kingdom

> **Re: 4D pharma plc**
> **Registration Statement on Form F-1**
> **Filed September 14, 2021**
> **File No. 333-259501**

Dear Mr. Peyton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven V. Bernard, Esq.